UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

MRV COMMUNICATIONS, INC.

(Name of Subject Company)

MRV COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0017 per share

(Title of Class of Securities)

553477407

(CUSIP Number of Class of Securities)

Mark J. Bonney

President and Chief Executive Officer

MRV Communications, Inc.

20520 Nordhoff Street

Chatsworth, CA 91311

(818) 773-0900

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Steven I. Suzzan

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, NY 10019-6022

(212) 318-3000

☐          Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2017 by MRV Communications, Inc. (“MRV”). The Schedule 14D-9 relates to the cash tender offer by Golden Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of ADVA NA Holdings, Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of ADVA Optical Networking SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Jena, Germany, under HRB 508155 (“ADVA SE”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub, Parent and ADVA SE with the SEC on July 17, 2017, pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the “Shares”), at a price per share of $10.00, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein. Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings given in the Schedule 14D-9. This Amendment No. 5 is being filed to reflect certain updates as reflected below.

ITEMS 1, 2 AND 8

Items 1, 2 and 8 of the Schedule 14D-9 are hereby amended and supplemented to include the following:

“The depositary for the Offer has indicated that as of 12:00 midnight, Eastern time, at the end of August 11, 2017, 5,296,053 total Shares, or approximately 79% of the total Shares issued and outstanding, have been tendered into and not properly withdrawn from the Offer. No Shares were tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase. Purchaser has accepted for payment all Shares that were validly tendered into and not properly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of MRV. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Merger Sub intend to complete the acquisition of MRV through the Merger as promptly as practicable without a meeting of the stockholders of MRV. At the Effective Time of, and as a result of, the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding (the “Merger Consideration”), other than (1) Shares that are held by MRV as treasury stock or owned by ADVA SE, Merger Sub, Parent or any subsidiary of MRV; and (2) Shares held by stockholders who are entitled to, who demand appraisal of their Shares and who otherwise validly exercise their appraisal rights under the DGCL with respect to such Shares and do not withdraw their demand or lose their right to appraisal.

In addition, at the Effective Time, any then outstanding option to acquire Shares granted under a MRV Stock Plan (an “Option”) whether or not then otherwise vested or exercisable, will be cancelled in exchange for the right of the holder of such Option to receive a cash amount equal to the product of  (i) the total number of Shares then still covered by the Option multiplied by (ii) the excess, if any, of  (A) the Merger Consideration over (B) the exercise price per Share under such Option, without any interest thereon and subject to applicable tax withholding; provided that if the exercise price per share under any such Option is equal to or greater than the Merger Consideration, such Option shall be canceled immediately prior to the Effective Time without any payment or other consideration being made or owed in respect thereof. Further, immediately prior to the Effective Time, each then outstanding share of restricted stock issued pursuant to a MRV Stock Plan shall become fully vested and shall participate in the Merger on the same basis as any other outstanding Shares.

Following the Merger, the Shares will no longer be listed on the NASDAQ Stock Market.”

ITEM 9.	Exhibits

Item 9 (Exhibits) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(H)	Press Release issued by ADVA Optical Networking SE on August 14, 2017, announcing the completion of the Offer (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 4 to the Schedule TO filed with the Securities Exchange Commission by Golden Acquisition Corporation, ADVA NA Holdings, Inc. and ADVA Optical Networking SE on August 14, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MRV COMMUNICATIONS, INC.

By:	/s/ Mark J. Bonney
Name: Mark J. Bonney
Title: Chief Executive Officer
Date: August 14, 2017